

November 30, 2023

Mike Smith
Executive Vice President and Chief Financial Officer
McCORMICK & COMPANY, INCORPORATED
18 Loveton Circle,
Sparks, Maryland 21152

> **Re: McCORMICK & COMPANY, INCORPORATED**
> **Form 10-K for the Fiscal Year Ended November 30, 2022**
> **Filed January 26, 2023**
> **Form 8-K furnished October 3, 2023**
> **File No. 001-14920**

Dear Mike Smith:

We have limited our review of your filings to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2022

16. Business Segments and Geographical Areas, page 91

1. We note your reconciliation of operating income excluding special charges and transaction and integration expenses, to operating income. Please note that ASC 280-10-50-30(b) requires a reconciliation of the total of the reportable segments' measures of profit or loss to the public entity's consolidated income before income taxes. In future filings, please revise your reconciliation to comply with this guidance.

2. We note your disclosure that it is impracticable to segregate and identify sales and profits for each of the individual product lines. We also note your disclosure of sales by product category for both reportable segments in your annual report for FY2022 and reference to growth in these product categories in earnings calls. Please tell us what consideration you gave to presenting disaggregated revenue by product category, such as spices and seasonings, herbs, recipe mixes, hot sauce, etc. Refer to ASC 280-10-50-40 and ASC

606-10-55-89 through 91.

3. Please disclose the amount of revenues from external customers attributed to an individual foreign country and the amount of long-lived assets in an individual foreign country, if material, in future filings. Refer to ASC 280-10-50-41.

Form 8-K furnished October 3, 2023

Exhibit 99.1 Earnings Release, page 7

4. We note that in your reconciliations of Non-GAAP financial measures to the most comparable GAAP measure, you include disclosure of adjusted operating income margin and adjusted income tax rate without presentation of the most comparable GAAP measure which would be GAAP operating income margin and income tax rate, respectively. Please revise future filings accordingly. See guidance in Question 102.10(a) of the SEC Staff's Compliance & Disclosure Interpretation on Non-GAAP Financial Measures.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Len Jui at 202-551-6693 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing